September 13, 2010

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Mail Stop 3561
U.S. Securities and Exchange Commission
Washington, DC 20549-3561

RE:	Steven Madden, Ltd.
Definitive Proxy Statement on Schedule 14A
Filed April 13, 2010
File No. 000-23702

Dear Mr. Reynolds:

On behalf of Steven Madden, Ltd. (the “Company”), set forth below is our response to the comment raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated August 25, 2010 (the “Comment Letter”) regarding our Definitive Proxy Statement on Schedule 14A (the “2010 Proxy Statement”) with respect to the Company’s 2010 annual meeting of stockholders. The Company’s response follows the text of the comment raised in the Comment Letter, which is set forth below.

Summary Compensation Table, page 24

2.           We reissue comment two in our letter dated August 5, 2010. We note your response that the awards were granted in 2008 but not earned until 2009. It appears that these are annual cash bonuses paid to Mr. Sinha and Ms. Varela. Therefore, please explain why the awards granted in 2009 to be earned in 2010 were not included in the grants of plan-based awards table.

We note the Staff’s comment and emphasis on “annual” cash bonuses. Because the cash bonuses payable to Mr. Sinha and Ms. Varela are tied to increases in the Company’s annual EBIT from the preceding year with no fixed threshold, target or maximum and because these arrangements are described in the narrative portion of the 2010 Proxy Statement, the Company did not expect that this data was called for in the Grants of Plan-Based Awards Table but instead were only reported in the Summary Compensation Table when earned. However, based on our review of the Staff’s Compliance & Disclosure Interpretations under Regulation S-K, specifically Questions 120.06 and 220.02, we conclude that this information should, nevertheless, have been included in the table irrespective of the fact that no thresholds, targets or maximums apply and that footnote disclosure should be provided. We will endeavor to provide appropriate disclosure in this regard in the future.

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John Reynolds, Assistant Director Page 2 of 2	September 13, 2010

In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2010 Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2010 Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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The Company welcomes the opportunity to discuss any aspect of this letter with you further. Should there be questions regarding our responses or should the Staff require additional information, please contact the undersigned at (718) 308-2215 or the Company’s counsel, Michele Vaillant, Esq. of McCarter & English, LLP, at (973) 639-2011.

Very truly yours,

/s/ Edward R. Rosenfeld
Edward R. Rosenfeld
Chief Executive Officer

cc:	Raquel Howard
Ryan Milne
Damon Colbert
Pamela Howell